805 King Farm Blvd.
Rockville, MD 20850 / USA

business.nasdaq.com

Sent via Electronic Delivery to: bill.kullback@lombardmedical.com

November 9, 2016

Mr. William J. Kullback
Chief Financial Officer
Lombard Medical, Inc.
888 Prospect Street
La Jolla, CA 92037

Re: Lombard Medical, Inc. (the "Company")
Nasdaq Security: Ordinary Shares
Nasdaq Symbol: EVAR

Dear Mr. Kullback:

As described in my email communications, our Listing Rules (the "Rules") require listed securities to maintain a minimum bid price of $1 per share. Based upon the closing bid price for the last 30 consecutive business days, the Company no longer meets this requirement.[1] However, the Rules also provide the Company a compliance period of 180 calendar days in which to regain compliance.

If at any time during this 180 day period the closing bid price of the Company's security is at least $1 for a *minimum* of ten consecutive business days, we will provide you written confirmation of compliance and this matter will be closed. Please note that if the Company chooses to implement a reverse stock split, it must complete the split no later than ten business days prior to the expiration date in the table below, in order to regain compliance.[2]

In the event the Company does not regain compliance with the Rule, the Company may be eligible for additional time.[3] To qualify, the Company must submit, no later than the expiration date, an on-line Transfer Application[4] and submit a non-refundable $5,000 application fee in accordance with the instructions provided on the attached "Check Payment Form".[5] The Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split if necessary. As part of its review process,

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[1] For online access to all Nasdaq Rules, please see "Nasdaq Online Resources," included with this letter.
[2] For additional information with respect to compliance periods please see the "Nasdaq Online Resources" on the attached page and access the link "Frequently Asked Questions" related to "continued listing."
[3] Listing Rule 5810(c)(3)(A)(ii).
[4] The online Transfer Application can be accessed at listingcenter.nasdaq.com.
[5] Listing Rule 5920(a)(11)

Staff will make a determination of whether we believe the Company will be able to cure this deficiency. Should Staff conclude that the Company will not be able to cure the deficiency, or should the Company determine not to submit a transfer application or make the required representation, we will provide notice that its securities will be subject to delisting.[6] Our Rules require that the Company promptly disclose receipt of this letter by either filing a Form 8-K, where required by SEC rules, or by issuing a press release. The announcement needs to be made no later than four business days from the date of this letter and must include the continued listing criteria that the Company does not meet.[7]

The Company must also submit the announcement to Nasdaq's MarketWatch Department.[8] If the public announcement is made between the hours of 7:00 AM and 8:00 PM Eastern Time, the Company must submit the announcement to Nasdaq's MarketWatch Department at least ten minutes prior its public release. If the public announcement is made outside of these hours, the Company must submit the announcement prior to 6:50 A.M. Eastern Time. Please note that if you do not make the required announcement trading in your securities will be halted.[9]

The following table summarizes the critical dates and information related to this matter:

Period below $1.00 bid price	Expiration of 180 calendar day compliance period	Public Announcement Due Date	Relevant Listing Rules
September 27, 2016 to November 8, 2016	May 8, 2017	November 15, 2016	5450(a)(1) – bid price 5810(c)(3)(A) – compliance period 5810(b) – public disclosure 5505 – Capital Market criteria

Finally, an indicator will be displayed with quotation information related to the Company's securities on NASDAQ.com and NASDAQTrader.com and may be displayed by other third party providers of market data information. Also, a list of all non-compliant Nasdaq companies and the basis for such non-compliance is posted on our website at listingcenter.nasdaq.com. The Company will be included in this list commencing five business days from the date of this letter.

If you have any questions, please do not hesitate to contact me at +1 301 978 8085.

Sincerely,

Jeffrey W. Preusse
Associate Director
Nasdaq Listing Qualifications

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[6] At that time, the Company may appeal the delisting determination to a Hearings Panel.
[7] Listing Rule 5810(b).
[8] The notice must be submitted to Nasdaq's MarketWatch Department through the Electronic Disclosure submission system available at nasdaq.net/ED/IssuerEntry.
[9] Listing IM-5810-1.

NASDAQ ONLINE RESOURCES

All of our listing information and forms are available electronically on the Listing Center. In addition to facilitating electronic submission of forms, you can also use the Listing Center to access Nasdaq's Reference Library containing hundreds of frequently asked questions and Governance Clearinghouse containing the latest updates on corporate governance and listing standards.

To help you navigate the deficiency process, we have provided links to some our most viewed resource materials.

- Board Composition and Committee Requirements
- Governance Clearinghouse
- Hearings Process
- How to Transfer to Nasdaq Capital Market
- Information about Application of Shareholder Approval Rules
- Initial Listing Process
- Listing Fees
- Listing of Additional Shares Process
- MarketWatch Electronic Disclosure Submissions
- Nasdaq Listing Rules: Initial and Continued Listing
- Reference Library: Frequently Asked Questions, Staff Interpretations and Listing Council Decisions

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COMPANY NAME ______________________ SYMBOL ______________

ADDRESS ____

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REMITTER NAME (if different than Company Name) ________________

AMOUNT ______________________ CHECK NO ______________

PLEASE INDICATE REASON FOR PAYMENT BY CHECKING ONE OF THE FOLLOWING BOXES:

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